May 11, 2006

Via EDGAR and U.S Mail

Mr. Paul Cline

Senior Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	AmSouth Bancorporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 10, 2006

File Number 001-07476

Ladies and Gentlemen:

Set forth below are our responses to your comments as requested in your letter of comment, dated April 28, 2006, addressed to Alton E. Yother regarding your review of AmSouth Bancorporation’s (“AmSouth”) response to your original letter dated March 28, 2006. Detailed responses are included in this letter. The item numbers given to such responses correspond to the numbers indicated in the left-hand margin of the copy of the letter of comment referenced above.

1)	Please refer to prior comment 1 and tell us why you believe the case referenced in that comment rose to the level of the reporting requirements for Form 10-Q and why you believe it did not rise to level of the reporting requirements of Form 10-K. Also, please provide us a schedule of all outstanding litigation, including a roll forward of any amounts accrued on a case by case basis.

The Wells Notice issued by the Division of Enforcement prompted AmSouth to file the Form 8-K on August 24, 2005 in order to inform shareholders and the investing public. In connection with the Form 10-Q filed on November 8, 2005, AmSouth evaluated the Wells Notice, and as stated in the Form 10-Q, AmSouth did not consider the Wells Notice to be “material pending legal proceedings” as described in Item 103 of Regulation S-K. Because the Form 8-K was filed during the quarter, AmSouth included a statement to clarify its position that pending legal proceedings, including the Wells Notice, would not have a material adverse effect on AmSouth’s consolidated financial condition, operations or liquidity. AmSouth re-evaluated the Wells Notice related to the Form 10-K filing and determined that it was not considered necessary to specifically mention in the Form 10-K filed on March 10, 2006, as AmSouth continues to believe the matter is not material and the general legal disclosures cover this matter.

Additionally, there were no significant changes in the status of this matter between the filing of the third quarter Form 10-Q and the Form 10-K. AmSouth believes that the lack of significant changes corroborates the conclusion that no additional disclosure was necessary.

As a financial institution, AmSouth has many outstanding legal cases at any given point in time. The nature of the vast majority of these cases is typical for the business of a bank, such as check fraud, deposit and loan issues, etc. AmSouth maintains contingency accruals related to outstanding litigation cases representing probable unfavorable outcomes for which the amount of exposure is estimable in accordance with Statement 5. As of December 31, 2005, AmSouth’s accrual for contingent liabilities related to litigation was less than 1.5% of pre-tax net income and 0.5% of shareholders’ equity. The only substantive change in the accrual level during the year ended 2005 was the accrual (less than 1% of pre-tax net income) established for the BISYS matter, which was the subject of the Wells Notice. The change in the accrual is commensurate with the settlement offered to the Division of Enforcement of the SEC by AmSouth. AmSouth understands that SEC comment letters and the related company responses are publicly available. Accordingly, AmSouth prefers not to provide details of all outstanding litigation due to the confidential nature of the matters covered.

2)	Please refer to prior comment 5. In regards to Issuance 1 of your subordinated debt, we note in your response that you have determined the 6.45% subordinated debt to have an “effective maturity date” of February 1, 2008, which appears to contradict your disclosure in your 10-K on page 97, which presents this debt as having a maturity date of 2018. We also note your disclosure on page 98 of your Form 10-K that the embedded put and call options “could require AmSouth to repurchase the notes at face value, and if they are not repurchased the interest rate on the notes will reset,” which appears to indicate the existence of a prepayment feature. Please tell us how you considered the guidance in DIG Issue E4 in determining that the apparent difference in maturity dates of the swap and the hedged debt permit you to apply shortcut accounting. Also, tell us how you have considered DIG Issue E6 in evaluating the existence of a prepayment option.

AmSouth issued the subordinated debt and entered into the related swaps in 1998. Upon adoption of Statement 133 AmSouth revisited and documented these instruments as hedges that qualified for the short-cut method. AmSouth has considered the guidance in DIG Issue E4 in evaluating whether the terms of the swap exactly matched the hedged item. When analyzing whether the maturity dates of the two instruments matched, AmSouth has concluded that February 1, 2008 is the effective maturity date of the debt for the following reasons: (1) the call option is a term extending option1 because the interest rate will be reset taking into account the then current market rates, the term of the debt will be significantly extended to 2018, and the debt will be remarketed; and (2) if the call option (or term

[1]	Paragraph 61(g) of Statement 133, as amended and interpreted, defines a term extending option as “An embedded derivative provision that either (1) unilaterally enables one party to extend significantly the remaining term to maturity or (2) automatically extends significantly the remaining term triggered by specific events or conditions.”

extending option) is not exercised, then the mandatory put must be exercised. Therefore, there is no difference in maturity dates of the swap and the hedged item as they both mature on February 1, 2008.

Additionally, these swaps are approaching their maturity date of February 1, 2008. At March 31, 2006, the total fair value of these swaps was less than $3 million.

3)	Please refer to prior comment 5. We note that the 4.85% subordinated debt has a maturity date that differs from the swap maturity dates. Please tell us how you considered the guidance in DIG Issue E4 in determining that the difference in maturity dates of the swap and the hedged debt permit you to apply shortcut accounting.

AmSouth and its counterparties knew that April 1 would be a bank holiday in the counterparties’ country on the date of the maturity of the debt and the next business day was the default for the maturity of these swaps. Therefore, the subordinated debt and swap maturity dates correspond exactly. Further, there is no additional day of accrued interest on April 2, which supports the conclusion that the effective termination date was actually April 1. If the swap contract had actually read “April 1” there would have been no difference in the mechanics of the transaction. Thus, AmSouth believes that the requirements of DIG Issue E4 have been met both in form and in substance.

In responding to Staff questions or agreeing to different or additional disclosures, AmSouth continues to believe that our prior disclosures were appropriate. If you have any questions concerning our response to your comment letter, please contact Brad Kimbrough at (205) 326-4972 or me at (205) 801-0765.

Sincerely,

/s/ Alton E. Yother
Alton E. Yother Executive Vice President and Controller

cc:	Margaret Fitzgerald

Staff Accountant

SEC, Division of Corporation Finance